UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ANTHERA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03674U 102

(CUSIP Number)

Alan E. Salzman

VantagePoint Capital Partners

1001 Bayhill Drive, Suite 300

San Bruno, CA  94066

(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U 102

1.	Names of Reporting Persons. VantagePoint Venture Partners IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,104,527(*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,104,527(*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,104,527(*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

(*)  Includes 1,408,024 shares of Common Stock and 696,503 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102

1.	Names of Reporting Persons. VantagePoint Venture Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 210,685(*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 210,685(*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,685(*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

(*)  Includes 140,959 shares of the Common Stock and 69,726 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102

1.	Names of Reporting Persons. VantagePoint Venture Partners IV Principals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,665 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,665 (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,665 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.005%

14.	Type of Reporting Person (See Instructions) PN

(*) Includes 5,129 shares of Common Stock and 2,536 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102

1.	Names of Reporting Persons. VantagePoint Venture Associates IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,329,532 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,329,532 (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,532 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) OO

(*)  Includes 1,560,767 shares of Common Stock and 768,765 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102

1.	Names of Reporting Persons. Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,329,532 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,329,532 (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,532 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) IN

(*)  Includes 1,560,767 shares of Common Stock and 768,765 shares of Common Stock subject to currently exercisable warrants.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed on March 12, 2010 (the “Original Schedule 13D” and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on October 12, 2010, Amendment No. 2 to Schedule 13D filed on May 11, 2011, Amendment No. 3 to Schedule 13D filed on February 8, 2012  and this Amendment No. 4, the “Schedule 13D”), on behalf of VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership (“VPVP IV (Q)”), VantagePoint Venture Partners IV, L.P., a Delaware limited partnership (“VPVP IV”), VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership (“VPVP IV Principals,” and together with VPVP IV (Q) and VPVP IV, the “VantagePoint Funds”), VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (“VP IV Venture Associates” ), and Alan E. Salzman (Mr. Salzman, together with the VantagePoint Funds and VP IV Venture Associates, the “Reporting Persons”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Clauses (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) VPVP IV (Q) may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to have shared power to direct the voting and disposition of 2,104,527 shares of Common Stock, representing approximately 1.4%(1) of the outstanding shares of Common Stock.

VPVP IV may be deemed, for purposes of Rule 13d-3, to have shared power to direct the voting and disposition of 210,685 shares of Common Stock, representing approximately 0.1(2) of the outstanding shares of Common Stock.

VPVP IV Principals may be deemed, for purposes of Rule 13d-3, to have shared power to direct the voting and disposition of 7,665 shares of Common Stock, representing approximately 0.01%(3) of the outstanding shares of Common Stock.

VP IV Venture Associates, as the general partner of each of VPVP IV (Q), VPVP IV and VPVP IV Principals, may be deemed to have shared power to direct the voting and disposition of the 2,329,532 shares of Common Stock beneficially owned by VPVP IV (Q), VPVP and VPVP IV Principals representing approximately 1.6%(4) of the outstanding shares of Common Stock.

Mr. Alan Salzman as a managing member of VP IV Venture Associates, may be deemed to have shared power to direct the voting and disposition of the 2,329,532 shares of Common Stock beneficially owned by VP IV Venture Associates over which VP IV Venture Associates has sole voting and investment power, in the aggregate, representing approximately 1.6%(5) of the outstanding shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

(1) Based upon 148,900,254 shares of Common Stock outstanding as of March 19, 2013 as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2012, plus 696,503 shares of Common Stock subject to currently exercisable warrants.

(2) Based upon 148,900,254 shares of Common Stock outstanding as of March 19, 2013 as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2012, plus 69,726 shares of Common Stock subject to currently exercisable warrants.

(3) Based upon 148,900,254 shares of Common Stock outstanding as of March 19, 2013 as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2012, plus 2,536 shares of Common Stock subject to currently exercisable warrants.

(4) Based upon 148,900,254 shares of Common Stock outstanding as of March 19, 2013 as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2012, plus 768,765 shares of Common Stock subject to currently exercisable warrants.

(4) Based upon 148,900,254 shares of Common Stock outstanding as of March 19, 2013 as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2012, plus 768,765 shares of Common Stock subject to currently exercisable warrants.

(c)  Each of the Reporting Persons has not engaged in any transaction in shares of Common Stock during the past 60 days except for the following sales of shares of Common Stock:

Date	Reporting Person Effecting the Sale of Shares of Common Stock	Number of Shares of Common Stock Sold by Reporting Person	Sale Price Per Share of Common Stock	Transaction
4/16/2013	VantagePoint Venture Associates IV, L.L.C.	158	$0.6400	Sale
4/12/2013	«	130	$0.6400	Sale
4/11/2013	«	170	$0.6400	Sale
4/9/2013	«	29	$0.6500	Sale
4/8/2013	«	109	$0.6500	Sale
4/5/2013	«	683	$0.6500	Sale
4/4/2013	«	191	$0.6500	Sale
4/3/2013	«	1,088	$0.6500	Sale
4/1/2013	«	137	$0.6500	Sale
3/28/2013	«	392	$0.6600	Sale
3/27/2013	«	318	$0.6500	Trade Corr.
3/27/2013	«	591	$0.6500	Trade Corr.
3/27/2013	«	293	$0.6300	Trade Corr.
3/27/2013	«	(591)	$0.6500	Sale
3/26/2013	«	578	$0.6500	Sale
3/25/2013	«	591	$0.6500	Sale
3/22/2013	«	191	$0.6500	Sale
3/21/2013	«	529	$0.6600	Sale
3/20/2013	«	679	$0.6600	Sale
3/19/2013	«	392	$0.6500	Sale
3/18/2013	«	4,263	$0.6200	Sale
3/14/2013	«	135	$0.6200	Sale
3/12/2013	«	13	$0.6200	Sale
3/11/2013	«	853	$0.6200	Sale
3/8/2013	«	986	$0.6300	Sale

4/16/2013	VantagePoint Venture Partners IV Principals Fund, L.P.	121	$0.6400	Sale
4/12/2013	«	100	$0.6400	Sale
4/11/2013	«	131	$0.6400	Sale
4/9/2013	«	22	$0.6500	Sale
4/8/2013	«	84	$0.6500	Sale
4/5/2013	«	527	$0.6500	Sale
4/4/2013	«	147	$0.6500	Sale
4/3/2013	«	839	$0.6500	Sale
4/1/2013	«	106	$0.6500	Sale
3/28/2013	«	302	$0.6600	Sale
3/27/2013	«	245	$0.6500	Sale
3/27/2013	«	456	$0.6500	Trade Corr.
3/27/2013	«	986	$0.6300	Trade Corr.
3/27/2013	«	(456)	$0.6500	Trade Corr.
3/27/2013	«	(1,279)	$0.6300	Trade Corr.
3/26/2013	«	445	$0.6500	Sale
3/25/2013	«	456	$0.6500	Sale
3/22/2013	«	147	$0.6500	Sale
3/21/2013	«	408	$0.6600	Sale
3/20/2013	«	523	$0.6600	Sale
3/19/2013	«	302	$0.6500	Sale
3/18/2013	«	3,285	$0.6200	Sale
3/14/2013	«	104	$0.6200	Sale
3/12/2013	«	10	$0.6200	Sale
3/11/2013	«	657	$0.6200	Sale
3/8/2013	«	1,279	$0.6300	Sale

4/16/2013	VantagePoint Venture Partners IV, L.P.	3,338	$0.6400	Sale
4/12/2013	«	2,758	$0.6400	Sale
4/11/2013	«	3,594	$0.6400	Sale
4/9/2013	«	614	$0.6500	Sale
4/8/2013	«	2,313	$0.6500	Sale
4/5/2013	«	14,476	$0.6500	Sale
4/4/2013	«	4,037	$0.6500	Sale
4/3/2013	«	23,057	$0.6500	Sale
4/1/2013	«	2,908	$0.6500	Sale
3/28/2013	«	8,305	$0.6600	Sale
3/27/2013	«	6,741	$0.6500	Sale
3/27/2013	«	12,526	$0.6500	Trade Corr.
3/27/2013	«	(12,526)	$0.6500	Trade Corr.
3/26/2013	«	12,234	$0.6500	Sale
3/25/2013	«	12,526	$0.6500	Sale
3/22/2013	«	4,046	$0.6500	Sale
3/21/2013	«	11,217	$0.6600	Sale
3/20/2013	«	14,382	$0.6600	Sale
3/19/2013	«	8,314	$0.6500	Sale
3/18/2013	«	90,313	$0.6200	Sale
3/14/2013	«	2,857	$0.6200	Sale
3/12/2013	«	280	$0.6200	Sale
3/11/2013	«	18,063	$0.6200	Sale
3/8/2013	«	27,094	$0.6300	Sale

4/16/2013	VantagePoint Venture Partners IV (Q), L.P.	33,348	$0.6400	Sale
4/12/2013	“	27,547	$0.6400	Sale
4/11/2013	“	35,905	$0.6400	Sale
4/9/2013	“	6,135	$0.6500	Sale
4/8/2013	“	23,110	$0.6500	Sale
4/5/2013	“	144,598	$0.6500	Sale
4/4/2013	“	40,325	$0.6500	Sale
4/3/2013	“	230,316	$0.6500	Sale
4/1/2013	“	29,049	$0.6500	Sale
3/28/2013	“	82,961	$0.6600	Sale
3/27/2013	“	67,334	$0.6500	Sale
3/27/2013	“	125,127	$0.6500	Trade Corr.
3/27/2013	“	(125,127)	$0.6500	Trade Corr.
3/26/2013	“	122,206	$0.6500	Sale
3/25/2013	“	125,127	$0.6500	Sale
3/22/2013	“	40,415	$0.6500	Sale
3/21/2013	“	112,046	$0.6600	Sale
3/20/2013	“	143,663	$0.6600	Sale
3/19/2013	“	83,045	$0.6500	Sale
3/18/2013	“	902,139	$0.6200	Sale
3/14/2013	“	28,540	$0.6200	Sale
3/12/2013	“	2,797	$0.6200	Sale
3/11/2013	“	200,000	$0.6200	Sale
3/11/2013	“	(200,000)	$0.6200	Trade Corr.
3/11/2013	“	180,427	$0.6200	Sale
3/8/2013	“	270,641	$0.6300	Sale

(e) The Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock. Therefore, this Amendment constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons which terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2013

VantagePoint Venture Partners IV (Q), L.P.		VantagePoint Venture Partners IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.,		By: VantagePoint Venture Associates IV, L.L.C.,

Its General Partner		Its General Partner

By:	/s/Alan E. Salzman	By: :	/s/Alan E. Salzman

Name:	Alan E. Salzman	Name:	Alan E. Salzman

Title:	Managing Member	Title:	Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.		VantagePoint Venture Associates IV, L.L.C.

By: VantagePoint Venture Associates IV, L.L.C.,		By: :	/s/Alan E. Salzman

Its General Partner		Name:	Alan E. Salzman

By: :	/s/Alan E. Salzman	Title:	Managing Member

Name:	Alan E. Salzman

Title:	Managing Member

/s/Alan E. Salzman
Alan E. Salzman